

Established 1837

03 JUN 23 AM 7:21

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7839 9338
Email: secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA



03024002

82-2083

16 June 2003

SUPPL

Dear Sirs

ASSOCIATED BULK CARRIERS : DISPOSAL OF 2 VESSELS

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Sandra Scott
Deputy Company Secretary

PROCESSED
JUN 30 2003
THOMSON
FINANCIAL

dlw 6/26



News Release

16 June 2003

ASSOCIATED BULK CARRIERS: DISPOSAL OF 2 VESSELS

P&O announced today that Associated Bulk Carriers Limited (ABC), the capesize bulk shipping venture in which it has a 50% shareholding, has disposed of a further two vessels. The two vessels sold were Rutland (built 1997 : 170,013 dwt) and Snowdon (built 1998 : 170,079 dwt).

ABC sold the vessels to two companies under the common control of Eurotower Holdings SA ('Eurotower', the owner of the remaining 50% shareholding in ABC). The total sale proceeds were US$59.8 million, which is equivalent to their book value. ABC's remaining fleet comprises 5 owned and 7 leased/bareboat chartered vessels with an average age of approximately 8 years.

Further Information: Peter Smith, Director, Communications and Strategy
Tel: 020 7930 4343

Andrew Lincoln, Manager, Investor Relations and Strategy
Tel: 020 7321 4490

Notes to editors:

1. P&O holds a 50% interest in ABC, whose vessels are managed by Zodiac Maritime Agencies Limited ('Zodiac'). Zodiac operates a pool of capesize tonnage in which the ABC fleet participates. The pool consists of some 33 vessels totalling in excess of 5 million deadweight tonnes and it is intended that the Rutland and Snowdon will remain in this pool.

2. At 31 December 2002 the P&O Group held a 50% investment in the net operating assets of ABC of £96.9 million and reported £(0.8) million as its 50% share of ABC's operating loss for that year. In 2002, P&O announced that ABC disposed of eight vessels at book value of approximately US$107 million.

3. Eurotower Holdings SA is a company forming part of the SAMAMA Group (S/A Monegasque d'Administration Maritime et Aerienne) which is a private group of shipping companies with operations worldwide.

(ends)